**BRIAN W. ANSON**

_Certified Public Accountant_

18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Elmcore Securities LLC
Las Vegas, Nevada

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Elmcore Securities LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Elmcore Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Elmcore Securities LLC, stated that Elmcore Securities LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Elmcore Securities LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Elmcore Securities LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
January 20, 2016